

March 22, 2013

Via E-mail
Arnold Casale
Chief Executive Officer
Soupman, Inc.
1110 South Avenue, Suite 100
Staten Island, NY 10314

> **Re:** **Soupman, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2012**
> **Filed December 14, 2012**
> **Responses dated March 5, 2013 and March 8, 2013**
> **File No. 0-53943**

Dear Mr. Casale:

We have reviewed your responses dated March 5, 2013 and March 8, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations – Year ended August 31, 2012, page 16

1. You state in your response to comment one in our letter dated February 4, 2013 that you do not believe your treatment of slotting fees is inconsistent with your revenue recognition policy. Yet, on page17 you disclose that the cost of fees for slotting and promotion for the new Tetra pack are included in cost of sales and in your revenue recognition policy on page 27 you disclose that slotting fees are netted against soup revenue. Please reconcile the inconsistency in your disclosure.

2. We reviewed your response to comment two in our letter dated February 4, 2013. Please confirm to us that you intend to revise your disclosure in future filings to provide (i) an

analysis and discussion of the factors that caused the increase in cost of sales and cost of sales as a percentage of revenue and (ii) a discussion of the underlying reasons for the decrease in operating expenses. To the extent practicable, please quantify the impact of the factors resulting in material changes in cost of sales, gross margin and operating expenses between periods.

Current and Future Financing Needs, page 17

3. We note your response to comment three in our letter dated February 4, 2013 and your proposed disclosure. While the information regarding your 2013 capital transactions would be informative to investors, it appears this would be more appropriately disclosed in the periodic report for the period in which the financing occurred. Please confirm you will disclose in your MD&A in future annual and quarterly reports how you will fund future operations, how many months you expect to continue to fund current operations without further funding, including quantification of the amount of funding you will need to raise over the next year to continue in business.

4. We note your response to comment four in our letter dated February 4, 2013 and we re-issue our comment in part. Please describe the anticipated impact any such changes to your operations or business plan would have on your revenues, income and liquidity. See Item 303(a)(1) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 19

Note 2 – Summary of Significant Accounting Policies, page 24

Variable Interest Entities, page 28

5. We reviewed your response to comment eight in our letter dated February 4, 2013. Please tell us:

- Why SKI is subject to consolidation under the guidance in the variable interest entities subsections of ASC 810, including an analysis of the conditions in ASC 810-10-15-14;

- The variability you considered in applying the variable interest entities subsections of ASC 810 based on your analysis of the risks in SKI and your determination of the variability SKI is designed to create and pass along to its interest holders;

- Which activities most significantly impact SKI's economic performance and the basis for your determination that you have the power to direct the activities of SKI that most significantly impact SKI's economic performance, particularly in light of the chapter 7 petition for involuntary bankruptcy filed against SKI; and

- Your consideration of the rights and obligations conveyed by your variable interests and the relationship of your variable interests with variable interests held by other parties in determining that your variable interest will absorb a majority of SKI's expected losses and receive a majority of SKI's residual returns that could potentially be significant to SKI.

6. We reviewed your response to comment nine in our letter dated February 4, 2013. You state that you intend to revise future disclosures to more fully explain how management determined and continues to determine that SKI is a VIE and the nature of, and changes in, risks associated with the VIE. Please provide us with the proposed revisions to your disclosure to comply with ASC 810-10-50-2AA and ASC 810-10-50-3. In doing so, please ensure that the proposed disclosures include the following information to the extent applicable:

- The significant judgments and assumptions made in determining whether to consolidate SKI;

- Information about your involvement with SKI;

- The nature of restrictions on SKI's assets and on the settlement of liabilities reported in consolidated balance sheets, including the carrying amounts of such assets and liabilities;

- How your involvement with SKI affects your financial position, results of operations and cash flows;

- The carrying amounts and classification of SKI's assets and liabilities and qualitative information between the assets and liabilities, such as the restriction on net assets;

- Lack of recourse if the creditors of SKI have no recourse to your general credit; and

- Terms of arrangements that could require you to provide financial support to SKI.

In addition, please include the revisions to your disclosure in the amendment you intend to file as indicated in your responses to comments five and seven in our letter dated February 4, 2013.

Note 8 – Debt, page 31

(B) Convertible Debt – Unsecured, page 32

7. We reviewed your response to comment seven in our letter dated February 4, 2013 and understand that you intend to disclose the breakdown of debt issuance costs, including the fair value of warrants that were issued in connection with financing transactions. Please also

disclose the significant assumptions used to estimate the fair value of warrants recognized as debt issue costs.

Note 9 – Derivative Liabilities, page 34

Modification of underlying debt, page 34

8.  We reviewed your response to comment 10 in our letter dated February 4, 2013.  Please show us how you computed the loss on extinguishment of the debt, including the fair values of warrants included in the computations.  Also, please tell us your basis in GAAP for including the fair value of the warrants issued in connection with the old convertible debt instruments in your computation of the remaining cash flows under the terms of the original convertible debt instruments.  In addition, please tell us your consideration of applying the guidance in ASC 470-60 regarding troubled debt restructurings, and why that guidance is not applicable to your facts and circumstances.

Note 14 – Acquisition, page 39

9.  We reviewed your response to comment 13 in our letter dated February 4, 2013.  Please tell us the percentage of voting interest in PPOR and OSM held by your Chairman and the other three investors prior to the acquisition.  Also, please tell us whether the Chairman and the other investors have an agreement that requires them to vote their shares as a control group and, if so, the terms and conditions of such voting agreement.  Please refer to ASC 810-10-15-8 which states that the power to control may exist with less than a 50% voting interest, for example, by agreement with other stockholders.

10. Given that the acquisition of OSM and its subsidiaries was accounted for as a transaction between entities under common control, tell us your consideration of providing audited statements of operations and cash flows of OSM for the period September 1, 2010 to December 14, 2010 and for the combined entity for the period December 15, 2010 to August 31, 2011.  Please note that financial information of OSM is required for all periods before the merger with no lapse in audit periods and that your financial statements and the financial statements of OSM should collectively be as of all dates and for all periods required by Article 8 of Regulation S-X.

11. We reviewed your response to comment 14 in our letter dated February 4, 2013.  Please include the proposed revision to your disclosure in the amendment you intend to file as indicated in your responses to comments five and seven in our letter dated February 4, 2013.

Item 11. Executive Compensation, page 46

12. We note your response to comment 15 in our letter dated February 4, 2013.  From your consolidated balance sheets, it appears that you did not have over $750,000 in cash reserves in the bank as of August 31, 2012, May 31, 2012, February 29, 2012 and November 30,

2011.  We also note that you disclosed no stock awards to your named executive officers in the table on page 46 of your Form 10-K.  Please explain why the company paid Messrs. Casale and Betrand their respective full annual base salaries in FYE 2012 in cash, rather than issuing a portion in stock pursuant to the terms of their respective employment agreements. Please provide to us on a supplemental basis copies of the employment agreements of your named executive officers for our review prior to your filing them in an amendment to your Form 10-K.  Please disclose a narrative description of the option awards granted to your named executive officers.  Also, please disclose the explanation you provided to us in response to comment 15, or a summary thereof, in your amendment to your Form 10-K.

13. We note that you state your named executive officers receive monthly car allowances, medical insurance and other benefits.  As applicable, please provide disclosure pursuant to Item 402(n)(2)(ix) of Regulation S-K.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.  Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief